

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 29, 2009

via U.S. mail and facsimile

John A. Sorel, Chief Financial Officer
Minerals Technologies Inc.
405 Lexington Avenue
New York, New York 10174-0002

> **RE: Minerals Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 29, 2009**
> **File No. 1-11430**

Dear Mr. Sorel:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Facing Page

1. Please correct your Commission file number, which you show as 1-3295. Our EDGAR system reflects that Minerals Technologies' Commission file number is 1-11430.

Item 1A. Risk Factors, page 6

2. We note the statements:
    - "It is not possible to foresee or identify all such factors."
    - "Investors should not consider this list an exhaustive statement of all risks…"
    Since Minerals Technologies is required to disclose all risks that it believes are material at this time, please revise in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 18

3. We note that you quantify the factors impacting net sales. In future filings, please ensure you quantify each factor impacting the other line items included in income from continuing operations when you identify multiple and/or offsetting factors contributing to fluctuations. For example, your discussion of the production margin decline for the Specialty Minerals segment attributes the decline to a combination of (a) increased raw materials and energy costs, (b) lower volumes in the Processed Minerals product line, (c) lower volumes in the Paper PCC product line, (d) price concessions in the Paper PCC product line, offset by the (e) recovery of raw material costs through price increases, (f) benefits of the restructuring program, (g) manufacturing cost savings initiatives, and (h) foreign exchange. Refer to Item 303(A)(3)(i) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification for guidance.

4. We note that you have implemented restructuring activities during the second half of fiscal year 2007 and during the fourth quarter of fiscal year 2008. Considering the impact of these costs to your operating results, please provide all of the disclosures required by SAB Topic 5:P.4. Specifically, please disclose the following, as applicable, for each restructuring plan:
    - The expected effects on future earnings and cash flows resulting from each restructuring plan, including quantification of the dollar amounts and the period the effects are expected to be realized. Subsequently, disclose whether you have realized the anticipated savings.

- The periods in which material cash outlays are anticipated to be made and the expected source of funding each plan.

5. In future filings, please provide a more detailed explanation for each of the material components impacting your effective tax rate, such as depletion and foreign taxes in addition to the restructuring and impairment charges for fiscal year 2007.

Liquidity and Capital Resources, page 23

6. In future filings, please disclose all material terms for your uncommitted short-term bank credit lines to allow investors to better understand your sources of cash, as you appear to be relying on these credit lines to meet your liquidity needs based on your disclosure on page 23.

7. We note your presentation of your actual debt to capital ratio as of December 31, 2008, which you note the ratio is below the financial covenant in your debt agreements. In future filings, please ensure you disclose all material terms of your debt agreements either here or in your footnote disclosures, including material financial covenants. Refer to Rule 5-02.22 of Regulation S-X for guidance. Further, if it is reasonably likely that you will not meet your financial covenants, please disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

8. Please include in a tabular format your contractual obligations as required by Item 303(A)(5) of Regulation S-K in future filings.

Critical Accounting Policies, page 23

Valuation of long-lived assets, goodwill and other intangible assets, page 24

9. We note that the general economic environment has begun to impact your operating results. We further note that an impairment charge for goodwill could materially impact your operating results. In future filings, please revise your discussion regarding your estimates of the fair value of the reporting units for purposes of testing goodwill for impairment to provide investors with a better understanding of how you estimate the fair values of the reporting units. Specifically, please ensure your disclosures address the following, as appropriate:

- Disclose those reporting units with carrying values close to the estimated fair values, including (a) the amount of goodwill for the reporting unit, (b) the carrying value of the reporting unit and (c) the fair value of the reporting unit for each period presented. If all of your reporting units have estimated fair values that materially exceed the carrying values, please disclose as such.
- We note that you use three methods to estimating the fair value of your reporting units. Please disclose the weight assigned to each method. If you weight each method other than equally, please provide investors with a sensitivity analysis as to the impact those weights have on the estimated fair value of the reporting units.
- We note that you have disclosed the discount rate and the longer term sales growth rates. Please explain to investors why all of your reporting units were able to use the same discount rate and longer term sales growth rates. Otherwise, please clarify what the rates disclosed represent.
- For those reporting units with estimated fair values that are close to the carrying values, if any, please provide qualitative and quantitative descriptions of all the material assumptions used for each reporting unit for each method and for each period presented and provide a sensitivity analysis of those assumptions. In addition to the discount rate, examples of assumptions for a discounted cash flow method include (a) the revenue growth rates, (b) the operating profit margins, and (c) the terminal rate. For the guideline company method and the similar transactions method, assumptions would include the revenue, EBITDA, or other multiple used. Please also include a discussion for any material changes in assumptions between the current goodwill impairment test and the prior test. Please also disclose the aggregate fair value of your reporting units and your market capitalization and discuss and quantify the material differences between these two amounts, if any, including the objective evidence used to support the reasonableness of the underlying differences.
- We note that market capitalization is a consideration for triggering an impairment review. To the extent that your market capitalization is below total shareholders' equity and you have not tested goodwill for impairment at the interim date, please disclose the reasons you believe goodwill did not require testing for impairment. Refer to paragraph 26-29 of SFAS 142.

Please provide us with the disclosures you intend to include in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Accounting for income taxes, page 25

10. We note that you have $60.2M of deferred tax assets and $47.1M of deferred tax liabilities as of 12/31/08. We further note that you operate in multiple taxing jurisdictions. In future filings, please provide investors with a better understanding of

how you determined it is more likely that not that your deferred tax assets are realizable. For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets. If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. If you are relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

Pension Benefits, page 26

11. In future filings, please include disclosure that explains why you believe an expected return on plan assets of 8% is appropriate for determining your net periodic benefit cost considering 85.7% of plan assets are fixed income securities. Please provide us with the disclosure you intend to include in future filings.

Item 9A. Controls and Procedures, page 28

Disclosure Controls and Procedures, page 28

12. We note the disclosure that Minerals Technologies' disclosure controls are designed to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. As described, however, this description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Please revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Item 15. Exhibits and Financial Statement Schedules, page 31

13. Include in future filings an exhibit index immediately before the exhibits as required by Item 102(d) of Regulation S-T.

Note 4. Discontinued Operations, page F-12

14. In future filings, please revise your disclosure to provide investors with a better understanding as to the facts and circumstances that led to your determination to dispose of the Synsil operations and other facilities during the fourth quarter of fiscal year 2007. There is a concern that stating you conducted and in-depth review of your operations does not provide investors with sufficient information to understand why these businesses were disposed. Refer to paragraph 47.a. of SFAS 144.

Note 5. Income Taxes, page F-13

15. We note from your effective tax rate reconciliation that you have recognized a valuation allowance for your deferred tax assets. However, your presentation of your temporary differences does not include a valuation allowance in accordance with paragraph 43 of SFAS 109. Please advise. Further, depending on the materiality of the valuation allowance to total deferred tax assets, please provide investors with an understanding as to which deferred tax assets the valuation allowance relates and how you determined the amount of valuation allowance to recognize in accordance with paragraphs 17 and 20-26 of SFAS 109. Please provide us with the disclosures you intend to include in future filings.

Note 9. Restructuring Costs, page F-16

16. We note that you attribute the restructuring activities initiated during the second half of fiscal year 2007 to an in-depth review of your operations and the development of a new strategic focus. There is a concern that your disclosures do not provide investors with a full understanding as to why this in-depth review occurred and why you developed a new strategic focus. In future filings, please disclose all of the facts and circumstances that led to the in-depth review and the new strategic focus, including how these activities led to your restructuring activities. Please also provide investors with an understanding of what your restructuring activities were (e.g., the closure of manufacturing plants and facilities and involuntary and voluntary terminations, et cetera) and when the restructuring plan is expected to be completed. Please note that this disclosure should be provided for each restructuring plan. Refer to paragraph 20.a. of SFAS 146 for guidance.

17. In future filings, please include the disclosures required by paragraphs 20.b(1), 20.b(2), and 20.d. of SFAS 146 for each restructuring activity.

Note 12. Accounting for Impairment of Long-Lived Assets, page F-17

18. In future filings, please provide investors with a better understanding of the assets that relate to the $94.1 million impairment charge recognized during fiscal year 2007 given the significance of the charge to your operating results. Specifically, please quantify the portion of the impairment charge that relates to each major component of the realignment disclosed along with the carrying value of those assets subsequent to the impairment charge, if any.

Note 18. Benefit Plans, page F-22

19. Please tell us why you have not separately presented disclosures for your U.S plans and your international plans. In this regard, we note that your international plans comprise 23.5% of total plans assets. Refer to paragraph 7 of SFAS 132R for guidance.

Exhibits 31.1 and 31.2

20. Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note that paragraph 4(d) of the certifications in the 10-K and in the March 29, 2009 10-K omits the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)."   Please revise in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

21. We note that the goals for 2008 included the company's operating income, business unit operating income, and return on capital or ROC and that the goals for 2009 include the company's operating income. Item 402(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please revise your discussion of your incentive compensation plan to provide appropriate quantitative disclosure in this regard. To the extent you believe that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which your compensation committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

22. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. <u>See</u> Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, analyze the results of the evaluation of the information contained in the tally sheets and provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the compensation committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the compensation committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the compensation committee's decisions with respect to other allocated or contemplated awards.

23. Although you provide a general discussion of your policies relating to your annual and long-term incentive components of your compensation program, please include a more focused discussion that not only sets forth the actual amounts awarded under these elements but also provides substantive analysis and insight into how the compensation committee determined the actual award amounts. Discuss and analyze how the compensation committee determined the actual size of the annual incentive payments and the number of shares underlying the stock option and DRSU awards as well as the number of threshold, target, and maximum number of shares underlying the performance unit awards.

24. It appears that personal performance was a significant factor in how the compensation committee determined amounts to be paid under the annual incentive program. Most of the disclosure you made in this regard, see page 19 for example, is a boilerplate discussion of the general individual-type performance objectives the compensation committee considered and should be replaced with a more meaningful and specific analysis of how the compensation committee considered and used individual performance to determine specific levels of executive compensation. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers. Disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. <u>See</u> Item 402(b)(2)(vii) of Regulation S-K.

25. Please elaborate on the role of your chief executive officer in the setting of your compensation objectives and processes and his input concerning the development of specific compensation for named executive officers. Discuss whether or not Mr. Muscari makes recommendations to the compensation committee relating to measures, targets, and similar items that affect his compensation and discuss the extent to which Mr. Muscari retains ability to call compensation committee meetings or meet with the consultants used by the compensation committee.

Form 10-Q for the Fiscal Quarter Ended March 29, 2008

Facing Page

26. We note that the paragraph relating to Rule 405 of Regulation S-T is omitted. Please comply with this form requirement in future filings.

General

27. In our letter dated December 22, 2006, we requested that you disclose all material contingencies even if changes did not occur since year-end. In your letter dated January 24, 2007, you agreed to disclose all material contingencies even if changes did not occur since year-end. We further note your disclosures in your 2008 Form 10-K of material contingencies that have not been disclosed in your first quarter of fiscal year 2009 Form 10-Q. Please ensure that in future filings you provide the disclosures required by Rule 10-01(a)(5) of Regulation S-X.

Condensed Consolidated Statements of Cash Flows, page 5

28. In future filings, please revise your presentation of operating activities using the indirect method to arrive at cash flows from operating activities to begin with net income instead of net income attributable to MTI. Refer to paragraph 28 of SFAS 95 for guidance. In this regard, please note that SFAS 160 revised the definition of net income. Refer to paragraphs 29-30 of Appendix A to SFAS 160 for guidance.

Note 2. Summary of Significant Accounting Policies, page 6

Non-controlling interests, page 6

29. In future filings, please provide the disclosures required by paragraphs 38.b., 38.c., and 38.d. in Appendix A of SFAS 160, as applicable.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

Liquidity and Capital Resources, page 19

30. We note that accounts receivable, net is 31.1% of total current assets. As such, it
would appear accounts receivable, net is a material component of your short-term
liquidity. We further note that accounts receivable, net increased slightly as of March
29, 2009, as compared to December 31, 2008. However, we note that net sales
declined by 13.3% for the first quarter of fiscal year 2009 as compared to the fourth
quarter of fiscal year 2008. Instruction 2 to Item 303(A) of Regulation S-K notes that
a discussion and analysis should be provided regarding your financial condition such
that investors will be able to understand the certainty of cash flows from operations.
As such, it would appear as though you should have provided investors with a better
understanding of the collectability of your accounts receivable, net given the
difference in the trend with net sales. Such discussion and analysis should be
provided even if you believe the underlying factor is temporary. Please refer to
comment 3 in our letter dated December 22, 2006, and your response letter dated
January 24, 2007. In future filings, please ensure that you provide investors with a
complete discussion and analysis of the material components of your financial
condition and liquidity. Please also refer to Section 501.13 of the Financial Reporting
Codification for additional guidance.

Item 4. Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

31. We note the statement that Minerals Technologies' chief executive officer and chief
financial officer "concluded that the Company's disclosure controls and procedures
are effective in timely alerting them to material information relating to the Company
(including its consolidated subsidiaries) required to be included in the Company's
periodic filings with the Securities and Exchange Commission." It does not appear
that Minerals Technologies' certifying officers' conclusion that its disclosure controls
and procedures are effective covers the full definition contained in Rule 13a-15(b)
under the Exchange Act. Confirm that Minerals Technologies' certifying officers
concluded that its disclosure controls and procedures were effective as of the end of
the period covered in the report, and revise in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed

response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or in his absence, Jay E. Ingram, Legal Branch Chief, at (202) 551-3397.

Sincerely,

Terence O'Brien
Accounting Branch Chief